

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Carl T. Camden
President and Chief Executive Officer
Kelly Services, Inc.
999 West Big Beaver Road
Troy, MI 48084

      **Re:    Kelly Services, Inc.**
              **Form 10-K for Fiscal Year Ended January 1, 2012**
              **Filed February 16, 2012**
              **File No. 000-01088**

Dear Mr. Camden:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. In future filings, please revise the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results.  A good introduction or overview would:

   - include economic or industry-wide factors relevant to the company;
   - serve to inform the reader about how the company earns revenues and income and generates cash;
   - to the extent necessary or useful to convey this information, discuss the company's line of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the description of business section); and

- provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks.

For example, you should consider adding a discussion in your overview of market trends in the different geographic areas you serve, including currency fluctuations in Europe. In addition, you should also consider adding a discussion regarding the potential impact of significant acquisitions; for example your acquisition of Tradicao in Brazil. For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

2. One of the objectives of MD&A is to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management. We note that you reported revenue increases in each of your reportable segments during the year ended January 1, 2012 as compared to the same period in 2010. In five segments, you report that the increase in revenue was due to an increase in hours worked. Please revise your disclosure to provide a more specific analysis of your results so that you provide investors with a more complete picture of your performance by segment and as a whole. In this regard, in your future filings, for each period presented and for each of your reportable segments, please revise to: (i) clearly disclose and quantify each material factor that contributed to the change in revenue and operating income and (ii) provide insight into the underlying business drivers or conditions that contributed to these changes. For example, we note that, in your fourth quarter earnings call, you discuss the positive impact that growth in light industrial had on the performance of your Commercial segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters.  Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director